Exhibit 2.2

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange
Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”), each representing one ordinary share of Wing Yip Food Holdings Group Limited (“Wing Yip” or the “Company”) are listed on the Nasdaq Capital Market and the shares are registered under Section 12(g) of the Exchange Act. Our Ordinary Shares are listed on the Korea Securities Dealers Automated Quotations (“KOSDAQ”) of the Korea Exchange (“KRX”). This exhibit contains a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Shares underlying the ADSs are held by Deutsche Bank Trust Company Americas, as depositary, and holders of ADSs will not be treated as holders of the shares.

Ordinary Shares

Preemptive Rights (Item 9.A.3 of Form 20-F)

Not applicable.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The ordinary shares of Wing Yip have no par value. Whilst our memorandum of association (which is treated by the Hong Kong Companies Ordinance as being part of our articles of association (the “Articles”)) states that our ordinary shares have a nominal value, the Hong Kong Companies Ordinance treats the shares of a Hong Kong company as having no nominal value, and thus construes such provisions in our Articles as referring to shares without a nominal value. The number of ordinary shares that have been issued as of the last day of the fiscal year ended December 31, 2024 is provided on Item 6.E.

Shareholders’ right to transfer our Hong Kong Shares is generally not subject to any limitation provided under our Articles of Association. However, shareholders are required to comply with restrictions and procedural requirements set forth in the Hong Kong Listing Rules and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) with respect to transfer of shares.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Shareholder Rights (Item 10.B.3 of Form 20-F)

For dividend rights, voting rights, rights to share in the company’s profits and right to share in any surplus in the event of liquidation, see “Item 10—Additional Information—B. Articles of Association— Rights Attaching to Ordinary Shares” of 2021 Form 20-F. Our directors do not have different voting rights when compared to other holders of shares in the same class. For qualification and retirement of our directors, see “Item 10—Additional Information—Articles of Association— Directors” of 2021 Form 20-F.

Our directors may from time to time make capital calls upon the shareholders in respect of all moneys unpaid on their shares but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

Our Articles of Association do not contain any redemption provisions, sinking fund provisions or provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. However, a shareholder obtaining or consolidating a controlling stake in the Company is potentially subject to, among other things, the mandatory general offer obligation under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”).

Changes to Shareholder Rights (Item 10.B.4 of Form 20-F)

See “Item 10—Additional Information— Memorandum and Articles of Association” of 2024 Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

There are no limitations on the right of non-resident or foreign owners to hold or vote the Hong Kong Shares imposed by Hong Kong law or by our Articles of Association.

Change in Control (Item 10.B.7 of Form 20-F)

There is no provision in our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporation restructuring involving the Company or any of its subsidiaries. However, a change in control of the Company is potentially subject to, among other things, the mandatory general offer obligation under the Takeovers Code.

Disclosure of Shareholding (Item 10.B.8 of Form 20-F)

There is no provision in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed, but directors, chief executives and substantial shareholders under the meaning of the SFO are required to disclose their ownership in accordance with the SFO through an online system operated by the Hong Kong Stock Exchange.

Differences in the law (Item 10.B.9 of Form 20-F)

The Companies Ordinance differs from laws applicable to corporations organized in the United States and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Ordinance applicable to us and the Delaware General Corporation Law, or Delaware law, applicable to many companies incorporated in the United States and their shareholders.

Duties of directors

Under the Companies Ordinance and common law doctrines applicable under the laws of Hong Kong, directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

●	a duty to act in good faith and in the best interests of the company;

●	a duty not to personally profit from opportunities that arise from the office of director;

●	a duty to avoid conflicts of interest; and

●	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Ordinance imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. An individual will be liable if he/she authorizes or permits, or participates in, the contravention of, or failure to comply with, the relevant requirements of the Companies Ordinance.

The Companies Ordinance permits us to indemnify our directors against liability incurred by them to third parties, subject to certain restrictions.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interest of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to threats to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested directors

The Companies Ordinance and common law doctrines applicable under the laws of Hong Kong, requires that a director who has material interest in a transaction, contract or arrangement entered into, or proposed to be entered into, by a Hong Kong company must disclose his or her interest. In the event of a conflict of interest, the interested directors are required to abstain from voting under their fiduciary duty owed to the company.

Under Delaware law, such a transaction would not be voidable if:

●	the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

●	such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders; or

●	the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

The voting rights of shareholders of a Hong Kong company are regulated by the company’s articles of association and, in certain circumstances, the Companies Ordinance. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. See “— Our Articles of Association — Voting Rights” for additional details.

Under Delaware law, unless otherwise provided in the company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Unless otherwise provided in the company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends

Hong Kong law allows dividends to be paid out of distributable profits or other distributable reserves.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year.

Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the capital of the company is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers and similar arrangements

Hong Kong law does not provide for mergers as that expression is understood under Delaware law. However, there are provisions under the Companies Ordinance that facilitate the reconstruction and amalgamation of Hong Kong-incorporated companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and/or creditors (as the case may be) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. If the arrangement involves a takeover offer, the arrangement must be approved by shareholders representing three-fourths in value of each class of shareholders and the votes cast against the arrangement must not exceed one-tenth of the total voting rights attached to all disinterested shares of the class in the company. On application by the shareholders and/or creditors, the courts of Hong Kong may sanction the convening of the meetings and subsequently the arrangement. A dissenting shareholder has the right to express to the court the view that the transaction should not be approved.

Under the Companies Ordinance, when a takeover offer is made and accepted by holders of at least 90% of the shares to which the offer relates, the offeror may give notice to the holder of any other shares to which the offer relates that the offeror wishes to acquire those shares or apply to the court for an order authorizing the offeror to give notice to the holder of any other shares to which the offer relates that the offeror wishes to acquire those shares require the holders of the remaining shares to transfer those shares on the terms of the offer. An objection may be made by holders of the remaining shares to the courts of Hong Kong.

The Companies Ordinance does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. companies.

The Codes on Takeovers and Mergers and Share Buy-backs, or the Codes, issued by the Hong Kong Securities and Futures Commission, or SFC, apply to takeovers, mergers and share buy-backs affecting public companies in Hong Kong. In order to determine whether our company is a public company in Hong Kong, the SFC will consider all the circumstances and will apply an economic or commercial test, taking into account primarily the number of Hong Kong shareholders and the extent of share trading in Hong Kong and other factors including the location of its head office and place of central management, the location of its business and assets (including such factors as registration under companies legislation and tax status) and the existence or absence of protection available to Hong Kong shareholders given by any statute or code regulating takeovers, mergers and share buy-backs outside Hong Kong. The primary purpose of the Codes is to ensure fair treatment for any affected shareholders. The Codes are made up of general principles (which set out the expected good standards of conduct), as well as more detailed rules. The Codes do not have the force of law. However, any person in breach of the Codes can be subject to disciplinary action by the SFC. It has not been determined as to whether we will be deemed a public company in Hong Kong and therefore bound by the Codes.

The Codes apply to an offer (which includes takeover and merger transactions however effected, including schemes of arrangement which have similar commercial effect to takeovers and mergers, partial offers, and offers by a parent company for shares in its subsidiary and share buy-backs by general offer) affecting a public company in Hong Kong. If we are deemed to be a public company under the Codes and the Codes apply to us, and if a person makes a voluntary or mandatory general offer to all of our shareholders to acquire our shares and such general offer constitutes an offer under the Codes, the offeror and our board of directors are required to comply with the Codes’ requirements, including requirements relating to public disclosures, the offer timetable, conditions of the offer, offer price and contents of offering documents.

Under the Codes, unless a waiver is granted by the SFC, it requires a mandatory offer to be made to all shareholders of an offeree company if (a) a person or group of persons acting in concert acquires, directly or indirectly, shares representing 30% or more of the voting rights of the offeree company; or (b) a person or group of persons acting in concert who hold not less than 30% and not more than 50% of the voting rights of the offeree company, acquire, directly or indirectly, an additional 2% of the voting rights in any 12-month period.

If a share buy-back by a company constitutes an off-market share buy-back under the Codes, before the company may conduct such share buy-back, it is required to obtain the SFC’s approval of the share buy-back. The SFC’s approval, if granted, will normally be conditional upon, among other things, the approval of at least 75% of disinterested shareholders by poll in a general meeting of the company. In addition to complying with the requirements relating to a general offer under the Codes, a share buy-back by general offer must also be approved by at least 50% of disinterested shareholders by poll at a general meeting of the company.

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholder legal actions

Derivative actions are recognized by and can be brought before Hong Kong courts.

In principle, a company will normally be the proper plaintiff for wrongs committed against such company. However, derivative actions may be brought by a shareholder (including minority shareholders) on behalf of the company, where the company is harmed by certain types of misconduct and the company does not pursue its rights, including on the basis, among others, of an order authorizing proceedings to be brought on behalf of the company against such persons as the court deems fit, an order appointing a receiver or manager or an order requiring the payment of damages to persons who have been unfairly prejudiced (for example, that those who control the company are perpetrating a “fraud on the minority”).

The Companies Ordinance also gives standing to shareholders of associated companies to bring or intervene in proceedings on behalf of a company for misconduct committed against it. The court may make any order that it thinks fit about the costs incurred or to be incurred in relation to any proceedings in connection with the derivative actions.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Shareholder proposals

Hong Kong law allows the shareholders of a Hong Kong-incorporated company to make proposals for consideration and determination by its shareholders at general meetings or as a written resolution, subject to meeting the minimum shareholder or shareholding requirements and complying with the specified notice provisions.

Unless provided in the company’s certificate of incorporation or by-laws, Delaware law does not restrict the manner in which stockholders may bring business before a shareholders meeting.

Approval of corporate matters by written consent

Hong Kong law and our Articles of Association provide that our shareholders may approve anything that may be done by a resolution passed at a general meeting of the Company or at a meeting of a class of shareholders of the Company or any resolution that is required by any Ordinance to be passed as an ordinary resolution or a special resolution, without a meeting and without any previous notice being required, by way of written resolution signed by each and every shareholder who would have been entitled to vote on such matter at a general meeting.

Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Calling of special shareholders meetings

The Companies Ordinance permits a board of directors to call a special shareholders meeting. In addition, shareholders holding not less than 5% of the total voting rights of our company may request the directors to call a general meeting. If the directors fail to meet such request, the shareholders who requested the meeting, or any of them representing 50% of the total voting rights of all of their shares, may themselves call a general meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Cancellation of resolutions by the court

The Companies Ordinance provides that in the case of:

●	an alteration to the company’s objects;

●	an alteration to a private company’s articles of association;

●	a reduction of a company’s share capital;

●	a payment for a share redemption or buy-back of shares by the company out of its capital,

In case of alterations, the dissenting shareholders holding at least 5% in aggregate of the number of the issued shares in the company have the right to apply to the court to have a resolution cancelled, and the court might do so and set aside or amend the resolution as it thinks fit. In case of a reduction of a company’s share capital or a payment for a share redemption or buy-back of shares by the company out of its capital, a dissenting shareholder or creditor of the company may apply to the Court, within 5 weeks after the date of the special resolution for reduction of share capital, for cancellation of the resolution.

Delaware law does not explicitly provide for such rights. A corporation’s board of directors may ratify one or more defective corporate acts by adopting resolutions setting forth the defective corporate act to be ratified, the date on which that act occurred, the reason why it is defective and that the board has approved the ratification of the defective corporate act or acts. A stockholder vote also is required to ratify the defective act if such a vote was required either at the time of the defective corporate act or at the time the board adopts the resolutions ratifying such act. Delaware law also provides for court involvement and allows a corporation, on an ex parte basis, to request that the court determine the validity of any corporate act (defective or not) or transaction and any stock, rights or options to acquire stock, while conferring substantial discretion and flexibility upon the court to validate certain corporate acts.

Staggered board of directors

The Companies Ordinance does not contain statutory provisions specifically mandating staggered board arrangements for a Hong Kong company. Such provisions, however, may validly be provided for in a company’s articles of association.

Delaware law permits corporations to have a staggered board of directors.

Cumulative voting

Hong Kong law does not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors of a company. Under our Articles of Association, directors are elected by a simple majority of vote that are entitled to, and do, vote at a general meeting and there are no cumulative voting rights. Accordingly, the holders of a majority of votes voting for the election of directors can elect all the directors if they choose to do so.

Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Indemnification of directors and executive officers and limitation of liability

Our Articles of Association provide for the indemnification of officers and directors for all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto, subject to the limitation of liability imposed under our Articles of Association and the Companies Ordinance against the directors. Under the Companies Ordinance, the indemnity provided by a company to its directors may not cover certain liabilities and costs, such as criminal fines, penalties imposed by regulatory bodies or the defense costs of civil proceedings in which the judgement is issued against the director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

Delaware law provides that a Delaware corporation may, in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of directors to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty of care, except for:

●	any breach of a director’s duty of loyalty to the corporation or its stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	statutory liability for unlawful payment of dividends or unlawful stock purchases or redemption; or

●	any transaction from which a director derived an improper personal benefit.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against liability incurred in connection with the action, suit or proceeding (which may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred) if:

●	the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and

●	with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

Further, Delaware law provides that unless ordered by a court, any foregoing indemnification with respect to a person who is a director or officer of the corporation is subject to a determination that the director or officer has met the applicable standard of conduct at the time of such determination:

●	by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum;

●	by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

●	by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

●	by the stockholders.

Under Delaware law, a corporation may not indemnify a person in connection with any action, suit or proceeding in which the person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action, suit or proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for those expenses which the Delaware Court of Chancery or other court deems proper.

Inspection of books and records

Our shareholders generally are entitled to receive directors’ report, auditors’ report and annual financial statements. In addition, any shareholder can request to inspect certain of our company records such as registers (including the register of members), certain resolutions or other documents required by the Companies Ordinance to be made available for inspection by our shareholders without charge (however, the request must be in the prescribed manner and a fee is charged for copies of the document(s)). On application to the court by shareholders that represent at least 2.5% of the voting rights of all the shareholders who are entitled to vote at the company’s general meetings or at least five shareholders of the company, the court may make an order to authorize a person to inspect any record or document of the company if it is satisfied that the application is made in good faith and the inspection is for a proper purpose. We will provide our shareholders with annual audited financial statements.

Under Delaware law, stockholders of a Delaware corporation have the right during usual business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to, or could be obtained (through the exercise of control over such subsidiary) by, the corporation.

Changes in Capital (Item 10.B.10 of Form 20-F)

The requirements imposed by our Articles of Association governing changes in capital are generally not more stringent than is required by Hong Kong law.

Debit Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

Deutsche Bank Trust Company Americas, as depositary, registers and delivers the ADSs. One ADS represents ownership of one share, deposited with Deutsche Bank AG, Seoul Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.